B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended June 30, 2025

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at August 7, 2025 and contains certain "forward-looking information" and “forward-looking statements” under Canadian and United States securities laws, respectively ("forward-looking statements"). All statements included herein, other than statements of historical fact, including without limitation statements regarding potential mineralization, exploration results and future plans, production and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Cautionary Statement on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and six months ended June 30, 2025 and the annual consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IAS 34"). The unaudited condensed interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2024, which have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"). All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.

Additional information related to B2Gold, including our Annual Information Form, is available on the Company's website www.b2gold.com and on SEDAR+ at www.sedarplus.ca.

OVERVIEW
B2Gold is a Vancouver-based gold producer with four operating mines: the Goose Mine in Canada, the Fekola Mine in Mali, the Masbate Mine in the Philippines and the Otjikoto Mine in Namibia. During the second quarter, the Goose Mine announced its inaugural gold pour and is expected to ramp-up to commercial production in September 2025. The Company also holds an approximately 33% interest in Versamet Royalties Corporation ("Versamet") and a portfolio of exploration and development projects in a number of countries including Mali, Colombia, Finland and Kazakhstan.
Summary
Consolidated gold revenue for the second quarter of 2025 was $692 million on sales of 210,384 ounces at an average price of $3,290 per ounce compared to $493 million on sales of 210,228 ounces at an average price of $2,343 per ounce in the second quarter of 2024. The increase in gold revenue of 41% ($200 million) was attributable to a 40% increase in average realized gold price. Consolidated gold revenue for the first half of 2025 was $1,224 million on sales of 394,382 ounces at an average price of $3,104 per ounce compared to $954 million on sales of 433,206 ounces at an average price of $2,202 per ounce in the first half of 2024. The increase in gold revenue of 28% ($270 million) was attributable to a 41% increase in the average realized gold price partially offset by a 9% decrease in gold ounces sold.
For the second quarter of 2025, consolidated gold production, including pre-commercial production from the Goose Mine, was 229,454 ounces, 5% (10,931 ounces) higher than budget, and 12% (25,213 ounces) higher compared to the second quarter of 2024. For the second quarter of 2025, production from the Fekola, Masbate and Otjikoto mines were 2% (2,951 ounces), 12% (5,562 ounces) and 3% (1,726 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). Consolidated gold production in the second quarter of 2025 included 692 ounces of pre-commercial production from the Goose Mine. In the second quarter of 2025, the Fekola, Masbate and Otjikoto Mines produced 13% (14,778 ounces), 14% (6,223 ounces) and 7% (3,520 ounces) more ounces than the second quarter of 2024, respectively. Consolidated gold production, including pre-commercial production from the Goose Mine, was 422,206 ounces in the first half of 2025, 5% (21,485 ounces) higher than budget and 1% (3,626 ounces) higher than the first half of 2024. For the first half of 2025, production from the Fekola, Masbate and Otjikoto mines were 3% (5,600 ounces), 13% (10,889 ounces) and 4% (4,304 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). Consolidated gold production in the first half of 2025 included 692 ounces of pre-commercial production from the Goose Mine. In the first half of 2025, the Masbate and Otjikoto Mines produced 3% (2,810 ounces) and 11% (10,682 ounces) more ounces, respectively, than the first half of 2024, while, as expected, the Fekola Mine produced 5% (10,558 ounces) less ounces compared to the first half of 2024.
For the second quarter of 2025, consolidated cash operating costs1, excluding pre-commercial production from the Goose Mine, were $745 per gold ounce produced ($762 per gold ounce sold), $98 (12%) lower than budget and $63 (8%) per gold ounce produced lower than the second quarter of 2024. For the first half of 2025, consolidated cash operating costs, excluding pre-commercial production from the Goose Mine, were $785 per gold ounce produced ($817 per gold ounce sold), $129 (14%) lower than budget and $23 (3%) per gold ounce produced higher than the first half of 2024. Cash operating costs per ounce produced for the second quarter of 2025 were lower than budget largely as a result of higher than budgeted gold production, lower than budgeted fuel costs, and a weaker Namibian dollar foreign exchange rate. Cash operating costs per ounce produced for the first half of 2025 were lower than budget largely as a result of lower than budgeted fuel costs and higher than budgeted production.
Consolidated all-in sustaining costs2 for the second quarter of 2025 were $1,519 per gold ounce sold compared to budget of $1,452 per gold ounce sold and $1,244 per gold ounce sold for the second quarter of 2024. All-in sustaining costs for the second quarter of 2025 were $67 (5%) per gold ounce sold higher than budgeted as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures were offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted ounces sold. The lower sales ounces were a result of the timing of shipments from the Company's mine Masbate and Fekola Mines. The ounces impacted by these shipments were subsequently shipped and sold in July 2025. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be incurred later in 2025. Consolidated all-in sustaining costs for the first half of 2025 were $1,525 per gold ounce sold compared to budget of $1,584 per gold ounce sold and $1,296 per gold ounce sold for the first half of 2024. Consolidated all-in sustaining costs for the first half of 2025 were $59 (4%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold, lower than budgeted sustaining capital expenditures and lower general and administrative costs partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted ounces sold (as outlined above). The lower sustaining capital expenditures and lower general and administrative costs were mainly a result of timing of expenditures and are expected to be incurred later in 2025.
Consolidated gold production for 2025 is expected to be between 970,000 and 1,075,000 ounces, including production from the Goose Mine. The expected increase in gold production relative to 2024 is predominantly due to the scheduled mining and processing of higher-grade ore from the Fekola Phase 7 and Cardinal pits made accessible by the deferred stripping campaign that was undertaken throughout 2024, commencement of gold production at the Goose Mine at the end of the second quarter of 2025, and commencement of mining of higher-grade ore at Fekola underground in the third quarter of 2025. The Company has
1 “Cash operating costs” a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

updated its consolidated cash cost guidance range to include the expected impact of lower than budgeted fuel costs in 2025 and forecast results from the Goose Mine in the second half of 2025. Consolidated cash operating cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 is now forecast to be between $740 and $800 per gold ounce (lower than the previous guidance range of between $835 and $895 per gold ounce). With the inclusion of the post-commercial production estimates for the Goose Mine (commercial production is expected in September 2025), consolidated cash operating cost guidance is now forecast to be between $795 and $855 per ounce produced. In addition to considering operating cash cost changes noted above, the Company has also updated its all-in sustaining cost estimates to reflect the higher gold prices realized to date and forecast for the second half of 2025. Consolidated all-in sustaining cost guidance for the Fekola Complex, Masbate Mine and Otjikoto Mine for 2025 remain unchanged, with a guidance range of between $1,460 and $1,520 per ounce sold. With the inclusion of the post-commercial production estimates for the Goose Mine (commercial production is expected in September 2025), consolidated all-in sustaining cost guidance is forecast to be between $1,490 and $1,550 per ounce sold.

For the second quarter of 2025, the Company generated net income of $161 million compared to a net loss of $35 million in the second quarter of 2024, including net income attributable to the shareholders of the Company of $154 million ($0.12 per share) in the second quarter of 2025 compared to net loss attributable to the shareholders of the Company of $24 million ($0.02 per share) in the second quarter of 2024. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the second quarter of 2025 was $163 million ($0.12 per share) compared to adjusted net income of $78 million ($0.06 per share) in the second quarter of 2024. Adjusted net income in the second quarter of 2025 excluded a loss on change in fair value of the gold stream obligation of $22 million, unrealized losses on derivative instruments of $20 million and deferred income tax recovery of $33 million. For the first half of 2025, the Company generated net income of $223 million compared to a net income of $14 million in the first half of 2024, including net income attributable to the shareholders of the Company of $212 million ($0.16 per share) in the first half of 2025 compared to net income attributable to the shareholders of the Company of $16 million ($0.01 per share) in the first half of 2024. Adjusted net income attributable to the shareholders of the Company for the first half of 2025 was $285 million ($0.22 per share) compared to adjusted net income attributable to the shareholders of the Company of $160 million ($0.12 per share) in the first half of 2024. Adjusted net income in the first half of 2025 excluded the write-down of mining interests of $5 million, unrealized losses on derivative instruments of $71 million, realized gain of $8 million on the total return swap, a loss on change in fair value of the gold stream obligation of $52 million, and deferred income tax recovery of $48 million.
Cash flow provided by operating activities was $255 million in the second quarter of 2025 compared to $62 million in the second quarter of 2024, an increase of $193 million due mainly to higher revenues and lower working capital outflows. Cash income and withholding tax payments in the second quarter of 2025 totalled $115 million (second quarter of 2024 - $133 million). Cash flow provided by operating activities was $434 million in the first half of 2025 compared to $773 million in the first half of 2024, a decrease of $339 million due mainly to $500 million of proceeds received from a series of prepaid gold sales (the "Gold Prepay") in January 2024 partially offset by higher gold revenues in the first half of 2025. Cash income and withholding tax payments in the first half of 2025 totalled $170 million (first half of 2024 - $172 million). Based on actual results for the first half of 2025 and revised forecast assumptions, including an average forecast gold price of $3,000 per ounce for the remainder of 2025 (previously $2,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $423 million (previous estimate was $307 million).
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2025, the Company had cash and cash equivalents of $308 million (December 31, 2024 - $337 million) and a working capital deficit (defined as current assets less assets classified as held for sale and current liabilities) of $19 million (December 31, 2024 - surplus of $321 million). Working capital at June 30, 2025 reflects the classification of the Company's Gold Prepays as current liabilities. During the first half of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million revolving credit facility ("RCF"), leaving $800 million remaining available for future draw downs. Subsequent to June 30, 2025, on July 18, 2025, the Company drew down $200 million under the RCF which will be used to manage working capital requirements during the Company's delivery of ounces into its Gold Prepay obligations over the 12-month period from July 2025 to June 2026.
On January 28, 2025, the Company issued convertible senior unsecured notes (the "Notes”) with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 common shares of B2Gold (“Shares”) per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to the closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.
On February 4, 2025, the Company announced the positive preliminary economic assessment ("PEA") results for the Antelope deposit near the Otjikoto Mine in Namibia. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement Otjikoto's low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through

2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. A construction decision is expected in the third quarter of 2025. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
In the first half of 2025, B2Gold’s Board of Directors ("Board") declared two quarterly cash dividends for the first and second quarter of $0.02 per common share each (or an expected $0.08 per share on an annualized basis). The declaration and payment of future quarterly dividends remains at the sole discretion of the Board and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.
On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a normal course issuer bid, which became effective on April 3, 2025 and will expire no later than April 2, 2026.
During the second quarter of 2025, the Masbate Mine reached 3 million ounces of gold produced since the inception of the project (including production prior to its acquisition by B2Gold).
The Company announced the first gold pour at the Goose Mine on June 30, 2025, after the first ore was introduced to the Goose Mine processing facilities on June 24, 2025. The focus during the third quarter of 2025 will be to continue steady state operations and increase throughput to full design capacity and commercial production in September 2025. This will include synchronizing the remaining generators and ensuring that all process circuits continue to perform as designed.
The Company continues to estimate that gold production at the Goose Mine in 2025 will be between 120,000 and 150,000 ounces. The Company is pursuing multiple optimization studies for the Goose Mine, including one study to analyze the potential to increase mill throughput at the Goose Mine from 4,000 tonnes per day ("tpd") potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025/early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.
Subsequent to June 30, 2025, the Fekola Mine celebrated the significant milestone of 4 million ounces of gold produced since inception of the project.
On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 grams per ton ("g/t"), with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of approval to commence underground operations, including stope ore production, at the Fekola Mine (the "Underground Mining Approval). This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. Subsequent to receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground, and Fekola underground ore that was stockpiled during the underground exploration development stage is currently being processed through the Fekola mill.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	692,206	492,569	1,224,313	954,013
Net income (loss) ($ in thousands)	160,753	(34,777)	223,317	13,704
Earnings (loss) per share – basic(1) ($/ share)	0.12	(0.02)	0.16	0.01
Earnings (loss) per share – diluted(1) ($/ share)	0.10	(0.02)	0.14	0.01
Cash provided by operating activities ($ thousands)	255,081	62,432	433,869	773,159
Average realized gold price ($/ ounce)	3,290	2,343	3,104	2,202
Adjusted net income(1)(2) ($ in thousands)	162,839	78,449	284,689	159,952
Adjusted earnings per share(1)(2) – basic ($)	0.12	0.06	0.22	0.12
Consolidated operations results:
Gold sold (ounces)	210,384	210,228	394,382	433,206
Gold produced including pre-commercial production from the Goose Mine (ounces)	229,454	204,241	422,206	418,580
Gold produced excluding pre-commercial production from the Goose Mine (ounces)	228,762	204,241	421,514	418,580
Production costs ($ in thousands)	160,363	151,299	322,357	308,044
Cash operating costs(2)(4) ($/ gold ounce sold)	762	720	817	711
Cash operating costs(2)(4) ($/ gold ounce produced)	745	808	785	762
Total cash costs(2)(4) ($/ gold ounce sold)	1,132	877	1,123	857
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,519	1,244	1,525	1,296
Operations results including equity investment in Calibre(3):
Gold sold (ounces)	210,384	218,495	394,382	452,850
Gold produced including pre-commercial production from the Goose Mine (ounces)	229,454	212,508	422,206	438,224
Production costs ($ in thousands)	160,363	164,520	322,357	333,170
Cash operating costs(2)(4) ($/ gold ounce sold)	762	753	817	736
Cash operating costs(2)(4) ($/ gold ounce produced)	745	839	785	785
Total cash costs(2)(4) ($/ gold ounce sold)	1,132	908	1,123	879
All-in sustaining costs(2)(4) ($/ gold ounce sold)	1,519	1,267	1,525	1,308
(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
(3) Production from Calibre Mining Corp.'s ("Calibre") La Libertad, El Limon and Pan mines is presented on an approximate 24% basis until January 24, 2024 and 14% subsequently until June 20, 2024 which represented the Company’s indirect ownership interest in Calibre's operations through its equity investment in Calibre. On June 20, 2024, the Company reduced its ownership interest to approximately 4% and determined that it no longer had significant influence over Calibre and as a result, after June 20, 2024, no longer recorded attributable production representing its indirect ownership interest in Calibre's mines through an equity investment.
(4) Cash operating costs per gold ounce produced do not include the results of pre-commercial production from the Goose Mine. Pre-commercial production from the Goose Mine in the second quarter of 2025 was not sold during the period. As a result, there is no impact to metrics on a per gold ounce sold basis.
Second quarter 2025 and 2024
Revenue
Consolidated gold revenue for the second quarter of 2025 was $692 million on sales of 210,384 ounces at an average price of $3,290 per ounce compared to $493 million on sales of 210,228 ounces at an average price of $2,343 per ounce in the second quarter of 2024. The increase in gold revenue of 41% ($200 million) was attributable to a 40% increase in average realized gold price
In the second quarter of 2025, the Fekola Mine accounted for $377 million (second quarter of 2024 - $271 million) of gold revenue from the sale of 115,184 ounces (second quarter of 2024 - 115,288 ounces), the Masbate Mine accounted for $133 million (second quarter of 2024 - $109 million) of gold revenue from the sale of 39,900 ounces (second quarter of 2024 - 46,600 ounces) and the Otjikoto Mine accounted for $182 million (second quarter of 2024 - $113 million) of gold revenue from the sale of 55,300 ounces (second quarter of 2024 - 48,340 ounces). Commencing on July 31, 2025, the Company has started delivery of ounces under its Gold Prepay obligations. The Company expects to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full. During this period, revenue recognized for the Gold Prepay ounces will total $580 million, reflecting the average gold forward price of $2,191 per ounce realized at the inception of the Gold Prepay. The ounces to be delivered may be sourced from any of the Company’s operations with the majority of the ounces expected to come from the Goose Mine following its ramp up to commercial production.

Production and operating costs
For the second quarter of 2025, consolidated gold production, including pre-commercial production from the Goose Mine, was 229,454 ounces, 5% (10,931 ounces) higher than budget, and 12% (25,213 ounces) higher compared to the second quarter of 2024. For the second quarter of 2025, production from the Fekola, Masbate and Otjikoto mines were 2% (2,951 ounces), 12% (5,562 ounces) and 3% (1,726 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). Consolidated gold production in the second quarter of 2025 included 692 ounces of pre-commercial production from the Goose Mine. In the second quarter of 2025, the Fekola, Masbate and Otjikoto Mines produced 13% (14,778 ounces), 14% (6,223 ounces) and 7% (3,520 ounces) more ounces than the second quarter of 2024, respectively.
For the second quarter of 2025, cash operating costs (refer to "Non-IFRS Measures"), excluding pre-commercial production from the Goose Mine, were $745 per gold ounce produced ($762 per gold ounce sold), $98 (12%) lower than budget and $63 (8%) per gold ounce produced lower than the second quarter of 2024. Cash operating costs per ounce produced for the second quarter of 2025 were lower than budget largely as a result of higher than budgeted gold production, lower than budgeted fuel costs, and a weaker Namibian dollar foreign exchange rate. Compared to the second quarter of 2024, cash operating costs per ounce produced for the second quarter of 2025 were lower mainly due to higher ounces produced in the second quarter of 2025.

Consolidated all-in sustaining costs3 for the second quarter of 2025 were $1,519 per gold ounce sold compared to budget of $1,452 per gold ounce sold and $1,244 per gold ounce sold for the second quarter of 2024. All-in sustaining costs for the second quarter of 2025 were $67 (5%) per gold ounce sold higher than budget as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures were offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted ounces sold. The lower sales ounces were a result of the timing of shipments from the Company's Masbate and Fekola Mines. The ounces impacted by these shipments were subsequently shipped and sold in July 2025. The lower sustaining capital expenditures were mainly a result of timing of expenditures and the majority of expenditures are expected to be incurred later in 2025.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $103 million in the second quarter of 2025, which was 8% higher than the second quarter of 2024. Depreciation per gold ounce sold was higher due to the impact of lower recoverable ounces included in the depreciation base for the second quarter of 2025 and higher depreciation of deferred stripping costs.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $78 million for the second quarter of 2025 compared to $33 million for the second quarter of 2024. The 135% increase in royalties and production taxes was due to a 40% increase in the average realized gold price, and higher revenue-based production taxes and State of Mali funds applicable to the Fekola Mine, which became effective in March 2025.
Other
General and administrative (“G&A”) costs relate primarily to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the second quarter of 2025 was $16 million which was 22% higher than the second quarter of 2024 due to the timing of salary payments and other expenses. On a year-to-date basis, G&A is approximately in line with 2024.
Share-based payment expense for the second quarter of 2025 was $8 million, an increase of $3 million over the second quarter of 2025 as a result of higher mark-to-market adjustments on the Company's deferred share unit plan.
The Company reported $13 million in foreign exchange gains for the second quarter of 2025 compared to foreign exchange losses of $11 million in the second quarter of 2024 reflecting the strengthening of the Malian currency in the second quarter of 2025.
The Company recorded an expense for non-recoverable input taxes of $5 million in the second quarter of 2025 compared to $3 million in the second quarter of 2024.
3 “All-in sustaining costs” is a non-IFRS measure; for a description of how we calculate this measure and a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

For the second quarter of 2025, other operating expenses totalled $4 million, which included $3 million for non-capital exploration.
The Company reported $5 million in interest and financing expense during the second quarter of 2025 which was $2 million lower than the second quarter of 2024 reflecting higher interest capitalization relating to the Company's development activities in the second quarter of 2025. The Company reported interest income of $3 million in the second quarter of 2024 compared to $8 million second quarter of 2024.
The Company recorded losses on derivative instruments of $21 million for the second quarter of 2025. The losses for the second quarter of 2025 primarily consist of unrealized losses of $18 million on the Company's gold collars.
The Company reported a loss on change in fair value of the gold stream obligation of $22 million for the second quarter of 2025 resulting from increases in long-term gold price assumptions and changes in interest rates compared to a loss on change in fair value of the gold stream obligation of $8 million for the second quarter of 2024.
For the second quarter of 2025, the Company recorded a net current income and other tax expense of $160 million, compared to $97 million in the second quarter of 2024, consisting of current income tax of $103 million (Q2 2024 - $89 million), the existing 20% priority dividend to the State of Mali of $23 million (Q2 2024 - $5 million), and withholding tax (on intercompany dividends/management fees) of $34 million (Q2 2024 - $2 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. In the second quarter of 2025, the priority dividend rate was 20%, pursuant to the Memorandum of Understanding signed with the State of Mali in September 2024, whereas in the second quarter of 2024 the priority dividend rate was 10%. Compared to the second quarter of 2024, current tax expense in the second quarter of 2025 was $14 million higher mainly because of higher taxable income in the current quarter. For the second quarter of 2025 compared to the second quarter of 2024, the withholding tax on intercompany dividends was $32 million higher due to more dividends paid and the priority dividends were $18 million higher mainly due to the increase in the priority dividend rate. For the second quarter of 2025, the Company recorded a deferred income tax recovery of $35 million compared to a deferred income tax recovery of $38 million in the second quarter of 2024.

For the second quarter of 2025, the Company generated a net income of $161 million compared to a net loss of $35 million in the second quarter of 2024, including a net income attributable to the shareholders of the Company of $154 million ($0.12 per share) in the second quarter of 2025 compared to a net loss attributable to the shareholders of the Company of $24 million ($0.02 per share) in the second quarter of 2024. Adjusted net income attributable to the shareholders of the Company (refer to "Non-IFRS Measures") for the second quarter of 2025 was $163 million ($0.12 per share) compared to adjusted net income of $78 million ($0.06 per share) in the second quarter of 2024. Adjusted net income in the second quarter of 2025 excluded a loss on change in fair value of the gold stream obligation of $22 million, unrealized losses on derivative instruments of $20 million and deferred income tax recovery of $33 million.

Cash flow provided by operating activities was $255 million in the second quarter of 2025 compared to $62 million in the second quarter of 2024, an increase of $193 million due mainly to higher gold revenues and lower working capital outflows. Cash income and withholding tax payments in the second quarter of 2025 totalled $115 million (second quarter of 2024 - $133 million).

Year to date results
Revenue
Consolidated gold revenue for the first half of 2025 was $1,224 million on sales of 394,382 ounces at an average price of $3,104 per ounce compared to $954 million on sales of 433,206 ounces at an average price of $2,202 per ounce in the first half of 2024. The increase in gold revenue of 28% ($270 million) was attributable to a 41% increase in the average realized gold price partially offset by a 9% decrease in gold ounces sold.

In the first half of 2025, the Fekola Mine accounted for $632 million (first half of 2024 - $527 million) of gold revenue from the sale of 202,992 ounces (first half of 2024 - 239,116 ounces), the Masbate Mine accounted for $262 million (first half of 2024 - $208 million) of gold revenue from the sale of 84,350 ounces (first half of 2024 - 94,300 ounces) and the Otjikoto Mine accounted for $330 million (first half of 2024 - $219 million) of gold revenue from the sale of 107,040 ounces (first half of 2024 - 99,790 ounces).
Commencing on July 31, 2025, the Company has started delivery of ounces under its Gold Prepay obligations. The Company expects to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full. During this period, revenue recognized for the Gold Prepay ounces will total $580 million, reflecting the average gold forward price of $2,191 per ounce realized at the inception of the Gold Prepay. The ounces to be delivered may be sourced from any of the Company’s operations with the majority of the ounces expected to come from the Goose Mine following its ramp up to commercial production.
Production and operating costs

Consolidated gold production, including pre-commercial production from the Goose Mine, was 422,206 ounces in the first half of 2025, 5% (21,485 ounces) higher than budget and 1% (3,626 ounces) higher than the first half of 2024. For the first half of 2025, production from the Fekola, Masbate and Otjikoto mines were 3% (5,600 ounces), 13% (10,889 ounces) and 4% (4,304 ounces) higher than budget, respectively (refer to "Review of Mining Operations and Development Projects" section below). Consolidated gold production in the first half of 2025 included 692 ounces of pre-commercial production from the Goose Mine. In the first half of 2025, the Masbate and Otjikoto Mines produced 3% (2,810 ounces) and 11% (10,682 ounces) more ounces, respectively, than the first half of 2024, while, as expected, the Fekola Mine produced 5% (10,558 ounces) less ounces compared to the first half of 2024.

For the first half of 2025, consolidated cash operating costs (refer to "Non-IFRS Measures"), excluding pre-commercial production from the Goose Mine, were $785 per gold ounce produced ($817 per gold ounce sold), $129 (14%) lower than budget and $23 (3%) per gold ounce produced higher than the first half of 2024. Cash operating costs per ounce produced for the first half of 2025 were lower than budget largely as a result of lower than budgeted fuel costs and higher than budgeted production. Cash operating costs for the first half of 2025 were higher than the first half of 2024 mainly due to lower production at the Fekola Mine in the first half of 2025.

Consolidated all-in sustaining costs (refer to "Non-IFRS Measures") for the first half of 2025 were $1,525 per gold ounce sold compared to budget of $1,584 per gold ounce sold and $1,296 per gold ounce sold for the first half of 2024. Consolidated all-in sustaining costs for the first half of 2025 were $59 (4%) per gold ounce sold lower than budget due to lower than budgeted production costs per gold ounce sold, lower than budgeted sustaining capital expenditures and lower general and administrative costs partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted ounces sold (as outlined above). The lower sustaining capital expenditures and lower general and administrative costs were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Depreciation and depletion

Depreciation and depletion expense included in total cost of sales was $192 million for the first half of 2025, which was consistent with $185 million in the first half of 2024. The impact of lower gold ounces sold on depreciation and depletion expense in the first half of 2025 compared to the first half of 2024 was offset by a higher depreciation ounce per gold ounce sold resulting from lower recoverable ounces in the first half of 2025 and higher depreciation of deferred stripping costs.

Royalties and production taxes
Royalties and production taxes included in total cost of sales were $121 million for the first half of 2025 compared to $63 million in the first half of 2024. The 91% increase in royalties and production taxes was due to a 41% increase in the average realized gold price, higher revenue-based production taxes and State of Mali funds applicable to the Fekola Mine, which became effective in March 2025, partially offset by a 9% decrease in gold ounces sold.
Other
G&A costs relate mainly to the Company’s head office in Vancouver, the Bamako office in Mali, the Makati office in the Philippines and the Windhoek office in Namibia. G&A for the first half of 2025 was $28 million, which was in line with the first half of 2024.
Share-based payment expense for the first half of 2025 was $14 million, which was $4 million higher than the first half of 2024. The higher share-based payment expense is the result of higher mark-to-market adjustments on the Company's deferred share unit plan.

In the first half of 2025, the Company recorded a $5 million write-down of mining interests relating to greenfield exploration targets.

The Company reported $20 million in foreign exchange gains for the first half of 2025 reflecting the strengthening of the Malian currency which impacts the Company's Malian operations compared to foreign exchange losses of $14 million for the first half of 2024 reflecting the weakening of the Malian currency.
The Company recorded an expense for non-recoverable input taxes of $12 million in the first half of 2025 compared to $7 million in the first half of 2024.
For the first half of 2025, other operating expenses totalled $10 million, which included $6 million for non-capital exploration and $3 million loss on disposal of fixed assets.
The Company reported $11 million in interest and financing expense during the first half of 2025, $6 million lower than the first half of 2024, reflecting higher interest capitalization relating to the Company's development activities in the first half of 2025. Interest income for the first half of 2025 was $6 million compared to $13 million in the first half of 2024.

The Company recorded losses on derivative instruments of $64 million for the first half of 2025. The losses for the first half of 2025 included unrealized losses of $70 million on the Company's gold collars partially offset by an $8 million realized gain on the cash settled total return swap entered into with one of the purchasers of the Notes.
The Company reported a loss on change in fair value of the gold stream obligation of $52 million for the first half of 2025 resulting from increases in long-term gold price assumptions and changes in interest rates compared to a loss on change in fair value of the gold stream obligation of $19 million for the first half of 2024.
For the first half of 2024, the Company recorded a dilution loss on investment in Calibre of $9 million mainly relating to the dilution of the Company's investment in Calibre from 24% to 15% following Calibre's acquisition of Marathon Gold Corp. in January 2024.

For the first half of 2025, the Company recorded current income tax, withholding and other tax expense of $246 million compared to $158 million in the first half of 2024, consisting of current income tax expense of $172 million (first half of 2024 - $140 million), the existing 20% priority dividend to the State of Mali of $36 million (first half of 2024 - $13 million) and withholding tax (on intercompany dividends/management fees) of $38 million (first half of 2024 - $5 million). The priority dividend is accounted for as an income tax in accordance with IAS 12, Income Taxes. In the first half of 2025, the priority dividend rate was 20%, pursuant to the Memorandum of Understanding signed with the State of Mali in September 2024, whereas in the first half of 2024 the priority dividend rate was 10%. Compared to the first half of 2024, current tax expense in the first half of 2025 was $32 million higher mainly because of higher taxable income in the current period. For the first half of 2025 compared to the first half of 2024, the withholding tax on intercompany dividends was $33 million higher due to more dividends paid and the priority dividends were $23 million higher mainly due to the increase in the priority dividend rate. For the first half of 2025, the Company recorded a deferred income tax recovery of $50 million compared to a deferred income tax recovery of $18 million in the first half of 2024. The $32 million higher deferred tax recovery in the first half of 2025 is primarily due to $71 million of recoveries arising from foreign exchange differences partially offset by $36 million higher charge for future dividend withholding taxes.

For the first half of 2025, the Company generated net income of $223 million compared to a net income of $14 million in the first half of 2024, including net income attributable to the shareholders of the Company of $212 million ($0.16 per share) in the first half of 2025 compared to net income attributable to the shareholders of the Company of $16 million ($0.01 per share) in the first half of 2024. Adjusted net income attributable to the shareholders of the Company (refer to “Non-IFRS Measures”) for the first half of 2025 was $285 million ($0.22 per share) compared to adjusted net income of $160 million ($0.12 per share) in the first half of 2024. Adjusted net income in the first half of 2025 excluded the write-down of mining interests of $5 million, unrealized losses on derivative instruments of $71 million, realized gain of $8 million on the total return swap, a loss on change in fair value of the gold stream obligation of $52 million, and deferred income tax recovery of $48 million.

Cash flow provided by operating activities was $434 million in the first half of 2025 compared to $773 million in the first half of 2024, a decrease of $339 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher long-term value added tax receivable outflows in the first half of 2025, and higher long-term inventory outflows partially offset by higher gold revenues and higher working capital inflows in the first half of 2025. Cash income and withholding tax payments in the first half of 2025 totalled $170 million (first half of 2024 - $172 million). Based on actual results for the first half of 2025 and revised forecast assumptions, including an average forecast gold price of $3,000 per ounce for the remainder of 2025 (previously $2,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $423 million (previous estimate was $307 million).

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	377,316	270,592	631,983	526,910
Gold sold (ounces)	115,184	115,288	202,992	239,116
Average realized gold price ($/ ounce)	3,276	2,347	3,113	2,204
Tonnes of ore milled	2,341,718	2,520,377	4,788,389	4,983,240
Grade (grams/ tonne)	1.84	1.51	1.57	1.57
Recovery (%)	91.2	92.8	91.1	92.7
Gold production (ounces)	126,361	111,583	220,166	230,724
Production costs ($ in thousands)	96,121	81,481	185,146	166,586
Cash operating costs(1) ($/ gold ounce sold)	834	707	912	697
Cash operating costs(1) ($/ gold ounce produced)	798	839	870	766
Total cash costs(1) ($/ gold ounce sold)	1,369	895	1,361	873
All-in sustaining costs(1) ($/ gold ounce sold)	1,721	1,258	1,815	1,351
Capital expenditures ($ in thousands)	53,379	53,179	117,382	133,741
Exploration ($ in thousands)	—	838	—	2,140
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 126,361 ounces of gold in the second quarter of 2025, 2% (2,951 ounces) above budget and 13% (14,778 ounces) higher than the second quarter of 2024. For the second quarter of 2025, mill feed grade was 1.84 g/t compared to budget of 1.71 g/t and 1.51 g/t in the second quarter of 2024; mill throughput was 2.34 million tonnes compared to budget of 2.41 million tonnes and 2.52 million tonnes in the second quarter of 2024; and gold recovery averaged 91.2% compared to budget of 93.1% and 92.8% in the second quarter of 2024. For the first half of 2025, production was 220,166 ounces of gold for the first half of 2025, 3% (5,600 ounces) above budget and 5% (10,558 ounces) lower than the first half of 2024. For the first half of 2025, mill feed grade was 1.57 g/t compared to budget of 1.56 g/t and 1.57 g/t in the first half of 2024; mill throughput was 4.79 million tonnes compared to budget of 4.62 million tonnes and 4.98 million tonnes in the first half of 2024; and gold recovery averaged 91.1% compared to budget of 92.8% and 92.7% in the first half of 2024. Subsequent to June 30, 2025, the Fekola Mine celebrated the significant milestone of 4 million ounces of gold produced since inception of the project.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $798 per ounce produced ($834 per gold ounce sold) compared to a budget of $866 per ounce produced and $839 per ounce produced for the second quarter of 2024. Cash operating costs per ounce produced for the second quarter of 2025 were $68 (8%) per ounce produced lower than budget as a result of lower fuel costs, lower fleet maintenance costs and higher gold production due to above budget mill feed grades. Cash operating costs per ounce produced for the second quarter of 2025 were $41 (5%) per ounce produced lower than the second quarter of 2024 due primarily to higher gold production in the second quarter of 2025. The Fekola Mine's cash operating costs for the first half of 2025 were $870 per ounce produced ($912 per gold ounce sold) compared to a budget of $980 per ounce produced and $766 per ounce produced for the first half of 2024. Cash operating costs per ounce produced for the first half of 2025 were $110 (11%) per ounce produced lower than budget as a result of higher than budgeted gold production, lower operating costs including lower fuel prices for diesel and heavy fuel oil ("HFO"), and lower processing maintenance costs. Compared to the first half of 2024, cash operating costs per ounce produced for the first half of 2025 were $104 (14%) higher due primarily to planned lower gold production in the first half of 2025 compared to the first half of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $1,721 per gold ounce sold compared to a budget of $1,591 per gold ounce sold and $1,258 per gold ounce sold in the second quarter of 2024. All-in sustaining costs for the second quarter of 2025 were $130 (8%) per gold ounce sold higher than budget as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($13 million) were offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted gold ounces sold. All-in sustaining costs for the first half of 2025 were $1,815 per gold ounce sold compared to a budget of $1,787 per gold ounce sold and $1,351 per gold ounce sold in the first half of 2024. All-in sustaining costs for the first half of 2025 were $28 (2%) per gold ounce sold higher than budget as lower than budgeted production costs per gold ounce sold and lower than budgeted sustaining capital expenditures ($18 million) were offset by higher gold royalties resulting from a higher than budgeted average realized gold price and lower than budgeted gold ounces sold. Gold royalties include higher revenue-based production taxes based on a sliding scale and revenue-based State of Mali funds applicable to the Fekola Mine, which became effective for the first time in March 2025. The lower sustaining capital expenditures for the first half of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025. Lower than budgeted gold ounces sold in both the second quarter and first half of 2025 were the result of shipment timing. These ounces were subsequently shipped and sold in July 2025.

Capital expenditures in the second quarter of 2025 totalled $53 million primarily consisting of $22 million for deferred stripping, $17 million for Fekola underground development, $10 million for mobile equipment purchases and rebuilds and $4 million for the construction of a new tailings storage facility ("TSF"). Capital expenditures in the first half of 2025 totalled $117 million primarily consisting of $42 million for deferred stripping, $35 million for Fekola underground development, $25 million for mobile equipment purchases and rebuilds, $8 million for the construction of a new tailings storage facility ("TSF") and $2 million for solar plant expansion.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal open pits and Fekola underground), owned 80% by B2Gold and 20% by the State of Mali, and Fekola Regional (Anaconda Area (formerly the three separate Bantako, Menankoto and Bakolobi permits, now consolidated into one permit called Menankoto) and the Dandoko permit), which will be owned 65% by B2Gold and 35% by the State of Mali. Fekola Regional is located approximately 20 kilometers from the Fekola Mine.

On July 30, 2025, the State of Mali granted approval for the Company to commence underground operations, including stope ore production, at the Fekola Mine. Throughout 2024 and 2025, the Company has been carrying out underground exploration development work at the Fekola Mine in anticipation of the receipt of approval to commence underground operations, including stope ore production, at the Fekola Mine (the "Underground Mining Approval). This includes more than 9,300 meters of development work plus the installation of all required underground mining infrastructure. Subsequent to receipt of the Underground Mining Approval, the Company commenced stope ore production at Fekola underground, and Fekola underground ore that was stockpiled during the underground exploration development stage is currently being processed through the Fekola mill. In 2025, the Company anticipates Fekola underground to contribute between 25,000 to 35,000 ounces of gold production, ramping up significantly in 2026 and subsequent years.
The development of Fekola Regional has the potential to enhance the Fekola Complex production profile and extend the mine life. Fekola Regional is anticipated to contribute approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029, with a mine life expected to extend well into the 2030’s. The Company and the State of Mali have committed to work together to finalize the approval of the Fekola Regional exploitation permit in the near term, with permit approval expected prior to the end of the third quarter of 2025. Importantly, the haul road from Fekola Regional to the Fekola Mine is operational as construction of the haul roads and mining infrastructure (warehouse, workshop, fuel depot and offices) was completed on schedule in 2023. Upon issuance of the exploitation permits for Fekola Regional, mining pre-stripping activities will begin for a period of three months, followed by initial gold production now expected to commence in late 2025.

Despite the delay in expected commencement of mining at Fekola Regional, the Company still expects to meet its production guidance from the Fekola Complex in 2025. The Fekola Complex is projected to process 9.56 million tonnes of ore during 2025 at an average grade of 1.84 g/t gold with a process gold recovery of 93.4%. Gold production is budgeted to be weighted approximately 40% to the first half of 2025 and 60% to the second half of 2025.

The Company has updated its cash cost and all-in sustaining cost guidance ranges for the Fekola Complex to include the expected impact of lower than budgeted fuel costs in 2025, and an increase in realized and expected gold prices for 2025 compared to a budgeted gold price of $2,250 per ounce, along with expected changes in the timing of receipt of the exploitation permit for Fekola Regional. Cash operating cost guidance for the Fekola Complex is now forecast to be between $740 and $800 per gold ounce (original guidance range of between $845 and $905 per ounce) and all-in sustaining cost guidance for the Fekola Complex is now forecast to be between $1,595 and $1,655 per ounce (original guidance range of between $1,550 and $1,610 per gold ounce).

Masbate Mine – Philippines

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	132,698	109,083	262,091	208,050
Gold sold (ounces)	39,900	46,600	84,350	94,300
Average realized gold price ($/ ounce)	3,326	2,341	3,107	2,206
Tonnes of ore milled	2,191,599	2,043,057	4,469,631	4,212,519
Grade (grams/ tonne)	0.93	0.94	0.88	0.96
Recovery (%)	77.8	72.4	77.1	72.4
Gold production (ounces)	50,738	44,515	97,107	94,297
Production costs ($ in thousands)	34,468	37,602	72,484	80,373
Cash operating costs(1) ($/ gold ounce sold)	864	807	859	852
Cash operating costs(1) ($/ gold ounce produced)	801	876	816	854
Total cash costs(1) ($/ gold ounce sold)	1,086	955	1,052	983
All-in sustaining costs(1) ($/ gold ounce sold)	1,497	1,135	1,344	1,177
Capital expenditures ($ in thousands)	17,499	6,507	25,232	15,037
Exploration ($ in thousands)	531	928	951	1,749
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with second quarter of 2025 gold production of 50,738 ounces, above budget by 12% (5,562 ounces) and 14% (6,223 ounces) higher than the second quarter of 2024 due to higher gold recoveries and higher throughput. For the second quarter of 2025, mill feed grade was 0.93 g/t compared to budget of 0.89 g/t and 0.94 g/t in the second quarter of 2024; mill throughput was 2.19 million tonnes compared to budget of 1.96 million tonnes and 2.04 million tonnes in the second quarter of 2024; and gold recovery averaged 77.8% compared to budget of 80.6% and 72.4% in the second quarter of 2024. Lower gold recovery for the second quarter of 2025 as compared to budget is the result of processing a different ore blend than originally budgeted. Additional sulphide ore was reclassified from waste during grade control and processed during the second quarter of 2025 compared to budget which is resulted in lower recoveries but higher ounces produced versus budget. For the first half of 2025 gold production of 97,107 ounces, above budget by 13% (10,889 ounces) and 3% (2,810 ounces) higher than the first half of 2024. For the first half of 2025, mill feed grade was 0.88 g/t compared to budget of 0.85 g/t and 0.96 g/t in the first half of 2024; mill throughput was 4.47 million tonnes compared to budget of 3.97 million tonnes and 4.21 million tonnes in the first half of 2024; and gold recovery averaged 77.1% compared to budget of 79.4% and 72.4% in the first half of 2024. During the second quarter of 2025, the Masbate Mine reached 3 million ounces of gold produced since the inception of the project (including production prior to its acquisition by B2Gold).

The Masbate Mine's cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $801 per ounce produced ($864 per gold ounce sold) compared to a budget of $982 per ounce produced and $876 per ounce produced for the second quarter of 2024. Cash operating costs per ounce produced for the second quarter of 2025 were $181 (18%) per ounce produced lower than budget as a result of higher gold production than budgeted as well as lower operating costs primarily due to lower diesel and HFO cost. The Masbate Mine's cash operating costs for the first half of 2025 were $816 per ounce produced ($859 per gold ounce sold) compared to a budget of $1,046 per ounce produced and $854 per ounce produced for the first half of 2024. Cash operating costs per ounce produced for the first half of 2025 were $230 (22%) per ounce produced lower than budget as a result of higher gold production than budgeted as well as lower operating costs due primarily to lower diesel and HFO costs.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $1,497 per gold ounce sold compared to a budget of $1,358 per gold ounce sold and $1,135 per gold ounce sold in the second quarter of 2024. All-in sustaining costs for the second quarter of 2025 were $139 (10%) per gold ounce sold higher than budget as lower than budgeted production costs per gold ounce sold were offset by lower than budgeted gold ounces sold and higher gold royalties resulting from a higher than budgeted average realized gold price. Lower than budgeted gold ounces sold at during the second quarter was due to the timing of shipments. These ounces were shipped and sold in early in July 2025. All-in sustaining costs for the first half of 2025 were $1,344 per gold ounce sold compared to a budget of $1,425 per gold ounce sold and $1,177 per gold ounce sold in the first half of 2024. All-in sustaining costs for the first half of 2025 were $81 (6%) per gold ounce sold lower than budget as a result of lower than budgeted production costs per gold ounce sold partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price.

Capital expenditures in the second quarter of 2025 totalled $17 million, primarily consisting of $6 million for deferred stripping, $4 million for a solar plant, $2 million for mobile equipment purchases and rebuilds and $3 million for land acquisitions. Capital expenditures in the first half of 2025 totalled $25 million, primarily consisting of $7 million for deferred stripping, $6 million for a solar plant, $4 million for mobile equipment purchases and rebuilds, $3 million for land acquisitions and $1 million for expansion of the existing TSF.

The Masbate Mine in the Philippines is expected to produce between 170,000 and 190,000 ounces of gold in 2025. Gold production at Masbate is expected to be relatively consistent throughout 2025. Masbate is projected to process 8.0 million tonnes of ore at an average grade of 0.88 g/t gold with a process gold recovery of 79.9%. Mill feed will be a blend of mined fresh ore from the Main Vein pit and low-grade ore stockpiles.

The Company has updated its cash cost and all-in sustaining cost guidance ranges for the Masbate Mine to include the expected impact of lower than budgeted fuel costs in 2025 and an increase in realized and expected gold prices for 2025 compared to a budgeted gold price of $2,250 per ounce. Cash operating cost guidance for the Masbate Mine is now forecast to be between $850 and $910 per gold ounce (original guidance range of between $955 and $1,015 per ounce) and all-in sustaining cost guidance for the Masbate Mine is now forecast to be between $1,245 and $1,305 per ounce (original guidance range of between $1,310 and $1,370 per gold ounce).

Otjikoto Mine - Namibia

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Gold revenue ($ in thousands)	182,192	112,894	330,239	219,053
Gold sold (ounces)	55,300	48,340	107,040	99,790
Average realized gold price ($/ ounce)	3,295	2,335	3,085	2,195
Tonnes of ore milled	883,004	850,649	1,726,061	1,677,126
Grade (grams/ tonne)	1.84	1.79	1.90	1.76
Recovery (%)	98.7	98.6	98.8	98.5
Gold production (ounces)	51,663	48,143	104,241	93,559
Production costs ($ in thousands)	29,774	32,216	64,727	61,085
Cash operating costs(1) ($/ gold ounce sold)	538	666	605	612
Cash operating costs(1) ($/ gold ounce produced)	560	673	577	658
Total cash costs(1) ($/ gold ounce sold)	670	760	728	700
All-in sustaining costs(1) ($/ gold ounce sold)	825	1,044	869	1,000
Capital expenditures ($ in thousands)	4,709	11,706	8,316	25,519
Exploration ($ in thousands)	2,382	1,514	4,213	3,303
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, produced 51,663 ounces of gold, above budget by 3% (1,726 ounces) as a result of higher than budgeted throughput and recoveries. Compared to the second quarter of 2024, gold production in the second quarter of 2025 was higher by 7% (3,520 ounces), mainly due to improved processed grade as a result of additional high-grade ore mined from the Wolfshag underground mine in the second quarter of 2025. For the second quarter of 2025, mill feed grade was 1.84 g/t compared to budget of 1.87 g/t and 1.79 g/t in the second quarter of 2024; mill throughput was 0.88 million tonnes compared to budget of 0.85 million tonnes and 0.85 million tonnes in the second quarter of 2024; and gold recovery averaged 98.7% compared to budget of 98.0% and 98.6% in the second quarter of 2024. For the first half of 2025 production was 104,241 ounces, above budget by 4% (4,304 ounces) and 11% (10,682 ounces) higher compared to the first half of 2024. For the first half of 2025, mill feed grade was 1.90 g/t compared to budget of 1.88 g/t and 1.76 g/t in the first half of 2024; mill throughput was 1.73 million tonnes compared to budget of 1.69 million tonnes and 1.68 million tonnes in the first half of 2024; and gold recovery averaged 98.8% compared to budget of 98.0% and 98.5% in the first half of 2024.

Cash operating costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $560 per gold ounce produced ($538 per ounce gold sold), compared to a budget of $660 per ounce produced and $673 per ounce produced for the second quarter of 2024. Cash operating costs per ounce produced for the second quarter of 2025 were $100 (15%) per ounce produced lower than budget as a result of higher than budgeted gold production, a weaker than budgeted Namibian dollar foreign exchange rate, lower mining fleet maintenance costs and lower than budgeted underground costs. Compared to the second quarter of 2024, cash operating costs per ounce produced for the second quarter of 2025 were $113 (17%) lower due primarily to the higher production in the second quarter of 2025 compared to the second quarter of 2024. Cash operating costs for the first half of 2025 were $577 per gold ounce produced ($605 per ounce gold sold), compared to a budget of $660 per ounce produced and $658 per ounce produced for the first half of 2024. Cash operating costs per ounce produced for the first half of 2025 were $83 (13%) per ounce produced lower than budget as a result of higher than budgeted gold production, a weaker than budgeted Namibia foreign exchange rate and lower than budgeted underground costs. Compared to the first half of 2024, cash operating costs per ounce produced for the first half of 2025 were $81 (12%) lower due primarily to the higher production in the first half of 2025 compared to the first half of 2024.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the second quarter of 2025 were $825 per gold ounce sold compared to a budget of $910 per gold ounce sold and $1,044 per gold ounce sold in the second quarter of 2024. All-in sustaining costs for the second quarter of 2025 were $85 (9%) per gold ounce sold lower than budget as a result of higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($2 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the second quarter of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025. All-in sustaining costs for the first half of 2025 were $869 per gold ounce sold compared to a budget of $938 per gold ounce sold and $1,000 per gold ounce sold in the first half of 2024. All-in sustaining costs for the first half of 2025 were $69 (7%) per gold ounce sold lower than budget as a result of higher than budgeted gold ounces sold and lower than budgeted sustaining capital expenditures ($7 million), partially offset by higher gold royalties resulting from a higher than budgeted average realized gold price. The lower sustaining capital expenditures for the first half of 2025 were mainly a result of timing of expenditures and are expected to be incurred later in 2025.

Capital expenditures for the second quarter of 2025 totalled $5 million, consisting mainly of $2 million for Wolfshag underground development and $1 million of mobile equipment rebuild costs. Capital expenditures for the first half of 2025 totalled $8 million, consisting mainly of $5 million for Wolfshag underground development and $1 million of mobile equipment rebuild costs.

On February 4, 2025, the Company announced the positive PEA results for the Antelope deposit near the Otjikoto Mine in Namibia. Based on the positive results from the PEA, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost, underground gold mine that can supplement Otjikoto's low-grade stockpile production during the period of 2028 to 2032 and result in a meaningful production profile for Otjikoto into the next decade. The PEA for Antelope indicates an initial mine life of 5 years and total production of 327,000 ounces averaging approximately 65,000 ounce per year over the life-of mine. In combination with the processing of existing low grade stockpiles, production from Antelope has the potential to increase Otjikoto Mine production to approximately 110,000 ounces per year from 2029 through 2032. The Company has approved an initial budget of up to $10 million for 2025 to de-risk the Antelope deposit development schedule by advancing early work planning, project permits, and long lead orders. Technical work including geotechnical, hydrogeological, and metallurgical testing is anticipated to be completed over the next several months. Cost and schedule assumptions will continue to be refined by working with suppliers and contractors, including running a competitive bid process for the development phase of the Antelope deposit. A construction decision is expected in the third quarter of 2025. The PEA is preliminary in nature and is based on Inferred Mineral Resources that are considered too speculative geologically to have the engineering and economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA based on these Mineral Resources will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

The Otjikoto Mine in Namibia is expected to produce between 165,000 and 185,000 ounces of gold in 2025. Gold production at Otjikoto will be weighted towards the first half of 2025 due to the scheduled conclusion of open pit mining activities in the third quarter of 2025. For the full year 2025, Otjikoto is projected to process a total of 3.4 million tonnes of ore at an average grade of 1.63 g/t gold with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing ore stockpiles. Open pit mining operations are scheduled to conclude in the third quarter of 2025, while underground mining operations at Wolfshag are expected to continue into 2028.

The Company has updated its cash cost and all-in sustaining cost guidance ranges for the Otjikoto Mine to include the expected impact of lower than budgeted costs in 2025 and an increase in realized and expected gold prices for 2025 compared to a budgeted gold price of $2,250 per ounce. Cash operating cost guidance for the Otjikoto Mine is now forecast to be between $635 and $695 per gold ounce (original guidance range of between $695 and $755 per ounce) and all-in sustaining cost guidance for the Otjikoto Mine is now forecast to be between $965 and $1,025 per ounce (original guidance range of between $980 and $1,040 per gold ounce).

Goose Mine - Canada

The Back River Gold District consists of eleven mineral claims blocks along an 80 km belt. The most advanced project in the district, the Goose Mine, has nearly completed its construction phase with first gold production achieved in June 2025. The Back River Gold District has significant gold resource endowment and is being developed into a large, long life mining complex by B2Gold’s management team which possesses the strong northern construction expertise and the experience needed to successfully deliver and ramp-up the fully permitted Goose Mine.

B2Gold acknowledges our partner the Kitikmeot Inuit Association (“KIA”), who has played a critical role for many years to ensure the development of a successful gold mining operation at the Goose Mine. Respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and will continue to prioritize developing the Project in a manner that recognizes Inuit priorities, addresses concerns and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot communities.

The 2025 WIR campaign was successfully completed one month ahead of schedule with the successful transport of over 4,000 loads and 80 million litres of fuel from the Marine Laydown Area to the Goose Mine in mid-April 2025.

Planned construction activities for the first half of 2025 have been completed on schedule, including:
•Completion of mining in the Echo pit and the commissioning of the pit as a TSF;
•Mining of Umwelt open pit commenced ahead of schedule, with full ramp up achieved during the second quarter of 2025;

•Development of Umwelt underground continued, including the completion and commissioning of Fresh Air Raise 1 and preparation for the development of Fresh Air Raise 2 in the second half of 2025, to support stope ore production in the third quarter of 2025;
•Commenced dewatering of the Llama pit into the primary fresh water pond and completion of water lines to provide freshwater and reclaim water to the mill;
•Installed and commissioned generators to support commissioning of the Goose Mine processing facilities;

On June 30, 2025, B2Gold announced the inaugural gold pour from the Goose Mine after first ore was introduced to the Goose Mine processing facilities on June 24, 2025. The focus during the third quarter of 2025 will be to optimize current operations and increase throughput to full design capacity, with a ramp up to commercial production expected in September 2025.

Development of the Umwelt open pit and underground mines remains a primary priority to ensure that adequate mill feed volumes are maintained. Mining of Umwelt open pit, which commenced in December 2024, is meeting production targets. Dewatering of Umwelt and Llama area water ponds is on schedule in line with the site water management plan. The Underground development at Umwelt is also on schedule to support the commencement of high-grade stope ore production in the third quarter of 2025.

In the first half of 2025, the Company incurred cash expenditures of $238 million (C$335 million) for the Goose Mine on construction and development activities. Expenditures in the first half of 2025 included approximately $64 million (C$86 million) of sustaining costs pulled forward from the second half of 2025 which were accelerated in order to further de-risk the project.

Capital expenditures for the second half of 2025 at the Goose Mine are expected to total approximately $176 million. Approximately $97 million would be classified as sustaining capital expenditures and $79 million would be classified as growth capital expenditures. Sustaining capital expenditures include $42 million of deferred stripping and capitalized waste costs, $20 million for mining fleet, $24 million for powerhouse upgrades and $6 million for camp additions. Growth capital costs include:
•$53 million for mill and process plant upgrades and optimization;
•$11 million for mill expansion and wind farm study costs; and
•$15 million for infrastructure upgrades.

With the first gold pour at the Goose Mine having been achieved, the Company expects a ramp up to commercial production in September 2025. B2Gold continues to estimate that gold production in 2025 will be between 120,000 and 150,000 ounces, and that average annual gold production for the initial full six years of operations (2026 to 2031 inclusive) will be approximately 300,000 ounces per year, based only on existing Mineral Reserves. Post-commercial production cash operating costs4 for the Goose Mine in 2025 are forecast to be between $1,520 and $1,580 per gold ounce produced, and post-commercial production all-in sustaining costs for the Goose Mine are forecast to be between $1,940 and $2,000 per ounce sold. Cash operating costs and all-in sustaining costs are forecast to drop significantly once the operation is ramped up to full operating capacity. As per the Company's Goose Mine Technical Report filed on March 28, 2025, cash operating costs and all-in sustaining costs are forecast to be below $1,000 and below $1,400 per ounce, respectively, when the Goose Mine achieves steady state production.

Significant exploration potential remains across the Back River Gold District. B2Gold’s corporate exploration budget is $61 million in 2025, with a total of $32 million budgeted for exploration at the Back River Gold District. B2Gold’s exploration programs have been successful in upgrading Inferred Mineral Resources to Indicated Mineral Resources, and the Company is optimistic that it can successfully upgrade a significant portion of the Inferred Mineral Resources.

Goose Mine Opportunities

B2Gold has been pursuing multiple optimization studies for the Goose Mine with the goal of maximizing the long-term value of the Back River Gold District. These studies include:

•Evaluating a flotation / concentrate leach process as a potential option to increase gold recovery and reduce operating costs;
•Evaluating the installation of a SAG mill to be paired in conjunction with the existing 4,000 tpd ball mill, which could potentially expand mill throughput capacity up to 6,000 tpd. The Goose Mine is currently permitted for mill throughout of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company was to pursue mill throughput expansion;
•Evaluating the viability of constructing and running the Goose Mine winter ice road on a less than annual basis;
•Evaluating underground mining methods and the potential to exceed the planned production from the Umwelt underground by increasing the mine production rate through development of more active production levels, and consideration of alternate mine methods to both lower costs and capture additional existing Mineral Resources into the mine plan; and
•Assessing the feasibility of remote operation of surface and underground equipment as it presents an opportunity to optimize production efficiencies and reduce employee transportation costs.

4 "Cash operating costs" and “All-in sustaining costs” are non-IFRS measure's; for a description of how The Company calculates this measure refer to “Non-IFRS Measures”

The results of these studies are expected to be finalized in late 2025 or early 2026, at which point the Company will evaluate the economics of each option and pursue the desired choice.

In connection with these studies, B2Gold will be reviewing any regulatory requirements and engaging with the KIA and local communities to ensure any optimization of the Goose Mine provides benefits to all stakeholders.

Gramalote Project - Colombia

The Gramalote Project is located in central Colombia, approximately 230 km northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following consolidation of the ownership, B2Gold completed a detailed review of the Gramalote Project, including the higher-grade core of the resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for the Gramalote PEA, the results of which were announced on June 18, 2024.

On July 14, 2025, the Company announced the results of a 2025 Gramalote Feasibility study which demonstrated that the Gramalote Project has a meaningful production profile, favorable metallurgical characteristics and positive project economics. The study assumes a mill with an annual processing rate of 6.0 million tonnes per annum, an initial open pit mine life of 11 years, and a processing life of 13 years. The study shows average annual grade processed over the first five years of 1.23 grams per ton ("g/t"), with a life of mine grade of 0.96 g/t and average annual gold production over the first five years of 227,000 ounces of gold per year, with life-of-mine average annual gold production of 177,000 ounces per year. Financial results include all-in sustaining costs of $985 per ounce over the life of the project, with an after tax net present value of $941 million and an internal rate of return of 22.4% assuming a $2,500 per ounce gold price.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. B2Gold has commenced work on the modifications and expects them to be completed and submitted in late 2025 and early 2026, respectively. Assessment of the Gramalote Project remains ongoing. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.
LIQUIDITY AND CAPITAL RESOURCES
B2Gold continues to maintain a strong financial position and liquidity. At June 30, 2025, the Company had cash and cash equivalents of $308 million (December 31, 2024 - $337 million) and working capital deficit (defined as current assets less assets classified as held for sale and current liabilities) of $19 million (December 31, 2024 - $321 million). Working capital at June 30, 2025 reflects the classification of the Company's Gold Prepays as current liabilities. During the first half of 2025, the Company repaid the outstanding balance of $400 million on the Company's $800 million RCF, leaving $800 million remaining available for future draw downs. Subsequent to June 30, 2025, on July 18, 2025 the Company drew down $200 million under the RCF which will be used to manage working capital requirements during the Company's delivery of ounces into its Gold Prepay obligations over the 12-month period from July 2025 to June 2026.

In January 2024, B2Gold entered into a Gold Prepay with a number of its existing lenders. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,768 ounces, representing approximately 12% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2026). Gold deliveries can be from production from any of the Company’s operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces. The Gold Prepay was executed by Bank of Montreal, Canadian Imperial Bank of Commerce, ING Capital Markets LLC, and National Bank of Canada. On July 31, 2025, the Company delivered 22,064 ounces into the Gold Prepay.

The Company has a RCF with a syndicate of international banks for an aggregate amount of $800 million, plus a $200 million accordion feature. Draw downs on the RCF can be in either United States or Canadian dollars. The RCF bears interest on a sliding scale based on the Secured Overnight Financing Rate (“SOFR”) or the Canadian Overnight Repo Rate Average ("CORRA") plus term credit spread adjustment in addition to a sliding scale premium between 1.88% to 2.50% based on the Company's net leverage ratio. Commitment fees for the undrawn portion of the facility are also on a sliding scale basis between 0.42% and 0.563% based on the Company's net leverage ratio. The term of the RCF is four years, maturing on December 17, 2028. The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain ratios for leverage and interest coverage. As at June 30, 2025, the Company was in compliance its debt covenants under the RCF.

On January 28, 2025, the Company issued Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes will be structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

The Company has a gold stream arrangement with Wheaton Precious Metals Corp. with a deposit amount of $84 million. The delivery obligation is as follows:

•2.7805% of gold production up to delivery of 87,100 oz;
•1.4405% of gold production up to an aggregate of 134,000 oz; and
•1.005% of gold production thereafter.

The Company has guaranteed any remaining portion of the gold stream deposit amount not satisfied by delivery of ounces.

For the first half of 2025, capital expenditures totalled $429 million. The most significant capital expenditures were Fekola Mine expenditures of $117 million, Masbate Mine expenditures of $25 million, Otjikoto Mine expenditures of $8 million, Goose Mine expenditures of $238 million, Gramalote Project expenditures of $12 million, and Fekola Regional expenditures of $8 million. Other exploration costs for the first half of 2025 totalled $19 million.

As at June 30, 2025, the Company had the following commitments (in addition to those disclosed elsewhere in the MD&A):

•For payments at the Fekola Mine of $8 million for mobile purchases and rebuilds, and $1 million for other capital expenditures. Of these amounts, $7 million is expected to be incurred in 2025 and the remaining $2 million in 2026.
•For payments at the Goose Mine of $16 million related to mobile equipment purchases, $13 million related to infrastructure upgrades, $8 million related to mill and process plant upgrades and optimization, and $1 million for other capital projects, all of which is expected to be incurred in 2025.
•For payments at the Masbate Mine of $1 million for the solar plant, all of which is expected to be incurred in 2025.
•For payments at the Otjikoto Mine of $1 million for plant maintenance, all of which is expected to be incurred in 2025.

Derivative financial instruments

Gold collars
During the year ended December 31, 2024, as a requirement of the RCF, the Company entered into a series of 1:1 zero-cost put/call collar contracts for gold with settlement between February 2025 and January 2027. These derivative instruments were not designated as hedges by the Company and were recorded at fair value through profit and loss ("FVTPL").
The following is a summary, by maturity dates, of the Company’s gold derivative contracts outstanding as at June 30, 2025:

	2025	2026	2027	Total

Ounces	102,005	200,006	16,637	318,648
Average floor price	$2,450	$2,450	$2,450	$2,450
Average ceiling price	$3,294	$3,294	$3,294	$3,294

The unrealized fair value of these contracts at June 30, 2025 was $(70) million.

Forward contracts - fuel oil, gas oil, diesel
The Company uses forward contracts for fuel oil, gas oil and diesel to manage the risk of volatility in the Company's future operating costs. The Company reviews the open positions and the potential for additional forward contracts on an ongoing basis. During the six months ended June 30, 2025, the Company entered into a series of forward contracts for the purchase of 19 million litres of fuel oil at an average strike price of $0.40 per litre and 38 million litres of gas oil at an average strike price of $0.53 per litre with scheduled settlement between May 2025 and April 2027. The Company's fuel derivative instruments were not designated as hedges and are being recorded at FVTPL.

The following is a summary, by maturity dates, of the Company’s fuel derivative contracts outstanding as at June 30, 2025:

	2025	2026	2027	Total
Forward – fuel oil:
Litres (thousands)	20,530	25,071	2,490	48,091
Average strike price	$0.42	$0.41	$0.39	$0.41

Forward – gas oil:
Litres (thousands)	22,879	30,083	3,509	56,471
Average strike price	$0.57	$0.54	$0.53	$0.55
The unrealized fair value of these contracts at June 30, 2025 was $(3) million.

Operating activities

Cash flow provided by operating activities was $434 million in the first half of 2025 compared to $773 million in the first half of 2024, a decrease of $339 million due mainly to $500 million of proceeds received from the Gold Prepay in January 2024, higher long-term value added tax receivable outflows in the first half of 2025, and higher long-term inventory outflows partially offset by higher gold revenues and higher working capital inflows in the first half of 2025. Cash income and withholding tax payments in the first half of 2025 totalled $170 million (first half of 2024 - $172 million). Based on actual results for the first half of 2025 and revised forecast assumptions, including an average forecast gold price of $3,000 per ounce for the remainder of 2025 (previously $2,700 per ounce), the Company is now forecasting to make total cash income tax payments for current income tax, withholding and other taxes in 2025 of approximately $423 million (previous estimate was $307 million).

Financing activities

During the first half of 2025, the Company issued the Notes for net proceeds of $446 million, repaid the $400 million outstanding balance drawn on the RCF, made interest and commitment fee payments of $5 million, made dividend payments of $52 million, made equipment loan facility draw downs of $12 million, made equipment loan facility repayments of $9 million, made principal payments on lease arrangements of $11 million and distributed $18 million to non-controlling interests.

On January 28, 2025, the Company issued the Notes with an aggregate principal amount of $460 million. The Notes bear interest at a rate of 2.75% per annum, payable semi-annually on February 1st and August 1st of each year commencing from August 1, 2025 and mature on February 1, 2030. The initial conversion rate for the Notes is 315.2088 Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $3.17 per Share. The initial conversion rate represented a premium of approximately 35% relative to closing sale price of the Shares on January 23, 2025 and is subject to adjustment in certain events. B2Gold has the right to redeem the Notes in certain circumstances and holders have the right to require B2Gold to repurchase their Notes upon the occurrence of certain events. The Notes are the Company's senior unsecured obligations and rank equally with all of the Company's existing and future senior unsecured indebtedness. The Notes are effectively subordinated to all of the Company's existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness. The Notes are structurally subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

During the first half of 2025, the Board declared two cash dividends of $0.02 per common share each (or $0.08 per share on an annualized basis). Returning capital to shareholders remains a foundational element of B2Gold’s capital allocation philosophy. The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the revised intended rate or at all in the future.

The Company has a dividend reinvestment plan ("DRIP"). The DRIP provides B2Gold shareholders residing in Canada and the United States with the opportunity to have the cash dividends declared on all or some of their common shares automatically reinvested into Reinvestment Shares on an ongoing basis. Participation in the DRIP is optional and will not affect shareholders’ cash dividends unless they elect to participate in the DRIP. Dividends are only payable as and when declared by the Company’s Board of Directors. The benefits of enrolling in the DRIP include the convenience of automatic reinvestment of dividends into Reinvestment Shares; flexibility to enroll some or all common shares in the DRIP; and ability to acquire Reinvestment Shares without paying any brokerage fees. Participants in the DRIP will acquire Reinvestment Shares issued from a Treasury Purchase at a price equal to the volume weighted average price of the Company’s common shares on the Toronto Stock Exchange for the five consecutive trading days immediately preceding a dividend payment date, subject to a possible discount, in the Company’s sole discretion, of up to 5%. For the dividends declared in 2025, no discount was offered.

This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

On April 1, 2025, the Toronto Stock Exchange accepted the notice of B2Gold’s intention to implement a normal course issuer bid, which became effective on April 3, 2025 and will expire no later than April 2, 2026.

Investing activities

For the first half of 2025, the Company’s cash used in investing activities was a net outflow of $432 million. For the first half of 2025, capital expenditures totalled $429 million. The most significant capital expenditures were Fekola Mine expenditures of $117 million, Masbate Mine expenditures of $25 million, Otjikoto Mine expenditures of $8 million, Goose Mine expenditures of $238 million, Gramalote Project expenditures of $12 million, and Fekola Regional expenditures of $8 million. Other exploration costs for the first half of 2025 totalled $19 million.

Exploration

Resource property expenditures on exploration are disclosed in the table below:

	For the three months ended June 30, 2025	For the three months ended June 30, 2024	For the six months ended June 30, 2025	For the six months ended June 30, 2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	—	838	—	2,140
Masbate Mine, exploration	531	928	951	1,749
Otjikoto Mine, exploration	2,382	1,514	4,213	3,303
Goose Mine, exploration	7,634	7,038	10,322	9,350
Finland Properties, exploration	218	715	696	2,108
Other	3,113	539	3,292	1,762

	13,878	11,572	19,474	20,412

B2Gold is mid-way through another year of extensive global exploration. The 2025 budget of approximately $61 million is on track to meet major objectives on time and on budget. The Back River Gold District has the most significant allocation of exploration focus this year, as B2Gold continues to enhance and grow the mineral resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine is targeting additional resources at the Antelope deposit and completing reconnaissance exploration on near mine early-stage targets. In Mali, an ongoing focus will be on discovery of additional high-grade, sulphide mineralization across the Fekola Complex, including efforts to define additional mineral resources to contribute to Fekola's underground mine plan. In the Philippines, the exploration program at Masbate will continue to focus on new targets located south of the Masbate Mine infrastructure and a new exploration project underway by B2Gold's regional exploration team in Eastern Mindanao. Early-stage programs continue in Kazakhstan, with new exploration permits acquired earlier in 2025. In addition, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp., Founders Metals Inc., AuMEGA Metals Ltd., and Prospector Metals Corp.

2025 Guidance for Canada Exploration

A total of $32 million is budgeted for exploration at the Back River Gold District in 2025, of which $21 million is planned for the more advanced Goose Mine area. A total of 12,000 m of drilling will target extensions of the Llama and Umwelt deposits, the largest and highest-grade resources at the Goose Mine. In addition, follow up drilling of significant results returned at the Nuvuyak, Mammoth and Hook targets are planned.

Regional exploration including geophysics, mapping, prospecting and till sampling will be undertaken on the George, Boot, Boulder, Del, Beech and Needle projects. This regional work will also include an estimated 13,000 m of diamond drilling to follow up drill ready targets defined during the 2024 summer regional exploration program. A significantly increased budget of $11 million is being allocated for the regional projects.

2025 Guidance for Mali Exploration

A total of $9 million is budgeted for exploration in Mali in 2025 with an ongoing focus on discovery of additional high-grade, sulphide mineralization across the Fekola Complex to supplement feed to the Fekola mill. A total of 16,000 m of diamond and reverse circulation drilling is planned for Mali in 2025.

2025 Guidance for the Philippines Exploration

The total budget for the Philippines in 2025 is approximately $5 million, of which the Masbate exploration budget is $3 million, including approximately 4,200 m of drilling. The 2025 exploration program will continue to focus on exploration of new regional targets located south of the main mine infrastructure at Masbate.

An additional $2 million will be allocated to targeting new regional projects in highly prospective areas in the Philippines, leveraging off B2Gold’s presence and operational experience in the country. A total of 2,000 m is allocated to testing new projects.

2025 Guidance for Namibia Exploration

A total of $7 million is budgeted for exploration at Otjikoto in 2025. The focus of the exploration program will be drilling to expand and refine the recently discovered Antelope deposit, located approximately 3 km south of Phase 5 of the Otjikoto open pit, with a total of 44,000 m of drilling planned.

2025 Guidance for Greenfield Exploration

B2Gold has allocated approximately $9 million to other grassroots exploration projects in 2025. This includes $2 million (7,200 m) in Kazakhstan and $2 million in Finland. In addition to the defined programs noted above, the Company has allocated approximately $4 million for the generation and evaluation of new greenfield targets.
CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its Notes to the annual consolidated financial statements for the year ended December 31, 2024. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Mineral reserve and resource estimates
Mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its mineral reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological assessments to interpret the data. The estimation of recoverable mineral reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions made in estimating the size, and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of mining interests, mine restoration provisions, the gold stream obligation, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
Assessment of impairment and reversal of impairment indicators for long-lived assets
The Company applies significant judgement in assessing whether there are indicators of impairment or impairment reversal present that give rise to the requirement to conduct an impairment test. Internal and external factors such as significant changes in the use of the asset, legal and permitting factors, future gold prices, operating and capital cost forecasts, quantities of mineral reserves and resources, and movements in market interest rates are used by management in determining whether there are any indicators.
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of CGUs for long-lived asset requires management to make estimates and assumptions that include such factors as mineable mineralization including reserves and resources, future production levels, operating and capital costs, application of royalty, income tax and mining tax rates, future metal prices and discount rates. Changes in any of these assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.
Fair value of financial instruments
The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. In determining the fair value of the gold stream obligation, the Company makes significant assumptions that are based on the underlying models and the market conditions existing at both initial recognition and the end of each reporting period.

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability considers the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

Long-term value-added tax receivables at June 30, 2025 included amounts for the Fekola Mine of $274 million (December 31, 2024 - $214 million), for the Masbate Mine of $22 million (December 31, 2024 – $13 million), and for the Gramalote Project of $19 million (December 31, 2024 - $17 million).

Uncertain tax positions
The Company’s operations involve the application of complex tax regulations in multiple international jurisdictions. Determining the tax treatment of a transaction requires the Company to apply judgement in its interpretation of the applicable tax law. These positions are not final until accepted by the relevant tax authority. The tax treatment may change based on the result of assessments or audits by the tax authorities often years after the initial filing.

The Company recognizes and records potential liabilities for uncertain tax positions based on its assessment of the amount, or range of amounts, of tax that will be due. The Company adjusts these accruals as new information becomes available. Due to the complexity and uncertainty associated with certain tax treatments, the ultimate resolution could result in a payment that is materially different from the Company’s current estimate of the tax liabilities.

Current and deferred income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income and the associated repatriation of retained earnings, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, metal prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates. The availability of retained earnings for distribution depends on future levels of taxable income as well as future reclamation expenditures, capital expenditures, dividends and other uses of available cash flow.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR+ at www.sedarplus.ca, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR+ and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be negatively impacted and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there have been no significant changes in the Company’s internal control over financial reporting during the three months ended June 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

NON-IFRS MEASURES
Cash operating costs per gold ounce sold and total cash costs per gold ounce sold
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	96,121	34,468	29,774	160,363
Royalties and production taxes	61,557	8,872	7,272	77,701

Total cash costs	157,678	43,340	37,046	238,064

Gold sold (ounces)	115,184	39,900	55,300	210,384

Cash operating costs per ounce ($/ gold ounce sold)	834	864	538	762

Total cash costs per ounce ($/ gold ounce sold)	1,369	1,086	670	1,132

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	33,089	711	33,800

Total cash costs	103,136	44,512	36,740	184,388	13,932	198,320

Gold sold (ounces)	115,288	46,600	48,340	210,228	8,267	218,495

Cash operating costs per ounce ($/ gold ounce sold)	707	807	666	720	1,599	753

Total cash costs per ounce ($/ gold ounce sold)	895	955	760	877	1,685	908

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Production costs	185,146	72,484	64,727	322,357
Royalties and production taxes	91,051	16,250	13,206	120,507

Total cash costs	276,197	88,734	77,933	442,864

Gold sold (ounces)	202,992	84,350	107,040	394,382

Cash operating costs per ounce ($/ gold ounce sold)	912	859	605	817

Total cash costs per ounce ($/ gold ounce sold)	1,361	1,052	728	1,123

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	63,116	1,565	64,681

Total cash costs	208,636	92,673	69,851	371,160	26,691	397,851

Gold sold (ounces)	239,116	94,300	99,790	433,206	19,644	452,850

Cash operating costs per ounce ($/ gold ounce sold)	697	852	612	711	1,279	736

Total cash costs per ounce ($/ gold ounce sold)	873	983	700	857	1,359	879
Cash operating costs per gold ounce produced
In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include post-commercial production mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. Cash operating costs per gold ounce produced do not include pre-commercial production from the Goose Mine. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	96,121	34,468	29,774	—	160,363
Inventory sales adjustment	4,758	6,151	(846)	1,178	11,241
Pre-commercial production costs	—	—	—	(1,178)	(1,178)

Cash operating costs	100,879	40,619	28,928	—	170,426

Gold produced (ounces)	126,361	50,738	51,663	692	229,454
Less pre-commercial gold production	—	—	—	(692)	(692)

Adjusted gold produced (ounces)	126,361	50,738	51,663	—	228,762

Cash operating costs per ounce ($/ gold ounce produced)	798	801	560		745

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	151,299	13,221	164,520
Inventory sales adjustment	12,097	1,412	168	13,677	—	13,677

Cash operating costs	93,578	39,014	32,384	164,976	13,221	178,197

Gold produced (ounces)	111,583	44,515	48,143	204,241	8,267	212,508

Cash operating costs per ounce ($/ gold ounce produced)	839	876	673	808	1,599	839

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Goose Mine	Total
	$	$	$	$	$

Production costs	185,146	72,484	64,727	—	322,357
Inventory sales adjustment	6,294	6,779	(4,592)	1,178	9,659
Pre-commercial production costs	—	—	—	(1,178)	(1,178)

Cash operating costs	191,440	79,263	60,135	—	330,838

Gold produced (ounces)	220,166	97,107	104,241	692	422,206
Less pre-commercial gold production	—	—	—	(692)	(692)

Adjusted gold produced (ounces)	220,166	97,107	104,241	—	421,514

Cash operating costs per ounce ($/ gold ounce produced)	870	816	577		785

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	308,044	25,126	333,170
Inventory sales adjustment	10,175	188	440	10,803	—	10,803

Cash operating costs	176,761	80,561	61,525	318,847	25,126	343,973

Gold produced (ounces)	230,724	94,297	93,559	418,580	19,644	438,224

Cash operating costs per ounce ($/ gold ounce produced)	766	854	658	762	1,279	785
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.
Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of post-commercial production cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total post-commercial production gold ounces sold to arrive at a per ounce figure.
The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2025 (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$

Production costs	96,121	34,468	29,774	—	160,363
Royalties and production taxes	61,557	8,872	7,272	—	77,701
Corporate administration	3,591	541	938	10,713	15,783
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	15	—	—	4,663	4,678
Community relations	192	79	288	—	559
Reclamation liability accretion	697	335	246	—	1,278
Realized losses on derivative contracts	508	342	59	—	909
Sustaining lease expenditures	(755)	325	2,072	543	2,185
Sustaining capital expenditures(2)	36,308	14,718	4,607	—	55,633
Sustaining mine exploration(2)	—	54	352	—	406

Total all-in sustaining costs	198,234	59,734	45,608	15,919	319,495

Gold sold (ounces)	115,184	39,900	55,300	—	210,384

All-in sustaining cost per ounce ($/ gold ounce sold)	1,721	1,497	825	—	1,519
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2025 (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine capital expenditures	53,379	17,499	4,709	75,587
Fekola underground	(17,071)	—	—	(17,071)
Other	—	(2,781)	(102)	(2,883)

Sustaining capital expenditures	36,308	14,718	4,607	55,633

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2025 (dollars in thousands):

	For the three months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine exploration	—	531	2,382	2,913
Regional exploration	—	(477)	(2,030)	(2,507)

Sustaining mine exploration	—	54	352	406

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	81,481	37,602	32,216	—	151,299	13,221	164,520
Royalties and production taxes	21,655	6,910	4,524	—	33,089	711	33,800
Corporate administration	2,548	548	1,406	8,466	12,968	902	13,870
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	4,023	4,057	—	4,057
Community relations	106	17	319	—	442	—	442
Reclamation liability accretion	458	313	252	—	1,023	—	1,023
Realized gains on derivative contracts	(202)	(108)	—	—	(310)	—	(310)
Sustaining lease expenditures	83	309	236	512	1,140	—	1,140
Sustaining capital expenditures(2)	38,065	6,428	11,605	—	56,098	637	56,735
Sustaining mine exploration(2)	838	864	(76)	—	1,626	—	1,626

Total all-in sustaining costs	145,066	52,883	50,482	13,001	261,432	15,471	276,903

Gold sold (ounces)	115,288	46,600	48,340	—	210,228	8,267	218,495

All-in sustaining cost per ounce ($/ gold ounce sold)	1,258	1,135	1,044	—	1,244	1,871	1,267
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	53,179	6,507	11,706	71,392	637	72,029
Fekola underground	(14,772)	—	—	(14,772)	—	(14,772)
Road construction	(342)	—	—	(342)	—	(342)
Land acquisitions	—	(49)	—	(49)	—	(49)
Other	—	(30)	(101)	(131)	—	(131)

Sustaining capital expenditures	38,065	6,428	11,605	56,098	637	56,735

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended June 30, 2024 (dollars in thousands):

	For the three months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	838	928	1,514	3,280	—	3,280
Regional exploration	—	(64)	(1,590)	(1,654)	—	(1,654)

Sustaining mine exploration	838	864	(76)	1,626	—	1,626

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2025 (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total
	$	$	$	$	$

Production costs	185,146	72,484	64,727	—	322,357
Royalties and production taxes	91,051	16,250	13,206	—	120,507
Corporate administration	6,528	1,068	2,287	17,702	27,585
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	30	—	—	8,201	8,231
Community relations	674	181	703	—	1,558
Reclamation liability accretion	1,312	680	509	—	2,501
Realized losses on derivative contracts	621	381	82	—	1,084
Sustaining lease expenditures	164	641	2,412	970	4,187
Sustaining capital expenditures(2)	82,834	21,580	8,214	—	112,628
Sustaining mine exploration(2)	—	70	845	—	915

Total all-in sustaining costs	368,360	113,335	92,985	26,873	601,553

Gold sold (ounces)	202,992	84,350	107,040	—	394,382

All-in sustaining cost per ounce ($/ gold ounce sold)	1,815	1,344	869	—	1,525
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine capital expenditures	117,382	25,232	8,316	150,930
Fekola underground	(34,548)	—	—	(34,548)
Other	—	(3,652)	(102)	(3,754)

Sustaining capital expenditures	82,834	21,580	8,214	112,628

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2025 (dollars in thousands):

	For the six months ended June 30, 2025
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total
	$	$	$	$

Operating mine exploration	—	951	4,213	5,164
Regional exploration	—	(881)	(3,368)	(4,249)

Sustaining mine exploration	—	70	845	915

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	166,586	80,373	61,085	—	308,044	25,126	333,170
Royalties and production taxes	42,050	12,300	8,766	—	63,116	1,565	64,681
Corporate administration	5,275	1,062	2,886	17,883	27,106	1,463	28,569
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	67	—	—	8,996	9,063	—	9,063
Community relations	251	30	650	—	931	—	931
Reclamation liability accretion	893	614	490	—	1,997	—	1,997
Realized gains on derivative contracts	(420)	(252)	(31)	—	(703)	—	(703)
Sustaining lease expenditures	167	627	790	1,004	2,588	—	2,588
Sustaining capital expenditures(2)	105,935	14,677	24,503	—	145,115	2,392	147,507
Sustaining mine exploration(2)	2,140	1,598	626	—	4,364	—	4,364

Total all-in sustaining costs	322,944	111,029	99,765	27,883	561,621	30,546	592,167

Gold sold (ounces)	239,116	94,300	99,790	—	433,206	19,644	452,850

All-in sustaining cost per ounce ($/ gold ounce sold)	1,351	1,177	1,000	—	1,296	1,555	1,308
(1) Included as a component of Share-based payments on the Consolidated statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	133,741	15,037	25,519	174,297	2,392	176,689
Fekola underground	(25,876)	—	—	(25,876)	—	(25,876)
Road construction	(1,930)	—	—	(1,930)	—	(1,930)
Land acquisition	—	(120)	—	(120)	—	(120)
Other	—	(240)	(1,016)	(1,256)	—	(1,256)

Sustaining capital expenditures	105,935	14,677	24,503	145,115	2,392	147,507

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the six months ended June 30, 2024 (dollars in thousands):

	For the six months ended June 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,140	1,749	3,303	7,192	—	7,192
Regional exploration	—	(151)	(2,677)	(2,828)	—	(2,828)

Sustaining mine exploration	2,140	1,598	626	4,364	—	4,364

Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.
A reconciliation of net income (loss) to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income (loss) attributable to shareholders of the Company for the period:	154,424	(24,004)	212,011	15,747

Adjustments for non-recurring and significant recurring non-cash items:
Unrealized losses (gains) on derivative instruments	19,780	(119)	70,655	(1)
Change in fair value of gold stream	21,754	8,387	52,306	19,239
Realized gain on total return swap	—	—	(7,731)	—
Write-down of mining interests	—	636	5,118	636
Impairment of long-lived assets	—	197,141	—	197,141
Gain on sale of mining interests	—	(48,662)	—	(48,662)
Gain on sale of shares in associate	—	(16,822)	—	(16,822)
(Gain) loss on dilution of associate	—	(998)	—	8,984
Deferred income tax recovery	(33,119)	(37,110)	(47,670)	(16,310)

Adjusted net income attributable to shareholders of the Company for the period	162,839	78,449	284,689	159,952

Basic weighted average number of common shares outstanding (in thousands)	1,321,740	1,307,176	1,320,074	1,305,183

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.12	0.06	0.22	0.12

SUMMARY OF QUARTERLY RESULTS

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2025	2025	2024	2024	2024	2024	2023	2023
Gold revenue ($ in thousands)	692,206	532,107	499,788	448,229	492,569	461,444	511,974	477,888
Net income (loss) for the period ($ in thousands)	160,753	62,564	(9,325)	(631,032)	(34,777)	48,481	(117,396)	(34,770)
Earnings (loss) per share (1) – basic ($)	0.12	0.04	(0.01)	(0.48)	(0.02)	0.03	(0.09)	(0.03)
Earnings (loss) per share (1) – diluted ($)	0.10	0.04	(0.01)	(0.48)	(0.02)	0.03	(0.09)	(0.03)
Cash flows provided (used) by operating activities ($ in thousands)	255,081	178,788	120,544	(16,099)	62,432	710,727	205,443	110,204
Gold sold (ounces)	210,384	183,998	187,793	180,525	210,228	222,978	256,921	248,889
Average realized gold price ($/ ounce)	3,290	2,892	2,661	2,483	2,343	2,069	1,993	1,920
Gold produced (ounces)	229,454	192,752	186,001	180,553	204,241	214,339	270,611	225,052
Gold produced, total including Calibre equity investment (ounces)	229,454	192,752	186,001	180,553	212,508	225,716	288,665	242,838
Production costs ($ in thousands)	160,363	161,994	181,376	192,408	151,299	156,745	164,406	171,425
(1) Attributable to the shareholders of the Company.

Quarterly gold revenue throughout the eight quarters is a function of quarterly production levels, the timing of bullion shipments and changes in average realized gold price while cash flows from operating activities are also impacted by production costs of each quarter and changes in working capital, in addition to the factors noted for gold revenue. Net income throughout the eight quarters was a function of quarterly revenues, cash operating costs, related taxes and asset impairment charges. The net loss in the third quarter of 2023 included an impairment loss of $112 million on the Gramalote Project as a result of the Company's acquisition from AngloGold of the remaining 50% stake in the Gramalote Project. The net loss in the fourth quarter of 2023 included an impairment loss of $192 million related to the Fekola Complex, net of deferred income tax. The net loss in the second quarter of 2024 included an impairment loss of $194 million related to the Fekola Complex, net of deferred income tax, partially offset by a gain on sale of mining interests of $49 million and a gain on sale of shares in associate of $17 million. The net loss in the third quarter of 2024 included an impairment loss of $661 million related to the Goose Mine and settlement expenses arising from the MOU Agreement signed with the State of Mali in September 2024 of $84 million partially offset by a gain on sale of mining interests of $8 million. Cash flows used in operating activities in the third quarter of 2024 included the build-up of long-term supplies inventory of $98 million for the Goose Mine. The net loss in the fourth quarter of 2024 included the retroactive application of the additional 10% priority dividend at the Fekola Mine resulting in an additional current income tax expense of $13 million.

SUMMARY AND OUTLOOK
The Company is pleased with its positive second quarter and first half of 2025 operating and financial results. The Fekola Complex, Masbate and Otjikoto Mines continue to outperform production budgets and on June 30, 2025 the Company announced the first gold pour from its new Goose Mine in Nunavut. The Goose Mine is expected to ramp up to commercial production levels in September 2025 and contribute between 120,000 and 150,000 ounces of gold in 2025. With the inclusion of Goose, the Company is on track to meet its 2025 total gold production guidance of between 970,000 and 1,075,000 ounces. Looking forward, over the first six full calendar years of operation from 2026 to 2031 inclusive, the Goose Mine is estimated to contribute average annual gold production of approximately 300,000 ounces of gold per year, based only on existing Mineral Reserves.

The price of gold realized per ounce continues to significantly exceed the original 2025 budgeted gold price of $2,250 per ounce, significantly enhancing the Company’s cash generating activities. The Company remains in a strong financial position and is well placed to complete its budgeted capital and exploration activities for 2025, manage its financial commitments and continue to pay a dividend with a yield that puts the Company at the higher end of its peer group.

The Company has made significant progress in the development and enhancement of existing operations, which continues to be an area key focus. The recent approval for commencement of mining activities at Fekola Underground demonstrates the ongoing commitment of both the Company and the State of Mali to implement the matters laid out in the Memorandum of Understanding (the "MOU") entered into in September 2024. Our next key milestone under the MOU is the receipt of an exploitation permit for Fekola Regional which is expected prior to the end of the third quarter of 2025.

At the Goose Mine, the Company is pursuing multiple optimization studies, including one study to analyze the potential to increase mill throughput at the Goose Mine from 4,000 tpd potentially up to 6,000 tpd, and a separate study analyzing the implementation of a flotation/concentrate leach process which has the potential to increase gold recovery and reduce processing unit costs. The Goose Mine is currently permitted for mill throughput of up to 6,000 tpd, so no amendment to the Project Certificate would be required if the Company pursues the mill throughput expansion. The results of these studies are expected to be finalized in late 2025/early 2026. Once the studies are completed, the Company will evaluate the economics of each option and pursue the desired choice.

In Namibia and based on the positive PEA results for the Antelope deposit at the Otjikoto Mine released in February 2025, B2Gold believes that the Antelope deposit has the potential to become a small-scale, low-cost underground gold mine that can supplement the low-grade stockpile production during the period from 2028 to 2032 and result in meaningful production profile for Otjikoto into the next decade.

We continue to assess development opportunities and projects which we can put our proven internal mine construction team to work on. Development opportunities being assessed include our wholly owned Gramalote Project. The Company recently completed a feasibility study for the Gramalote Project in Colombia which demonstrated positive economics based on consensus gold prices. The feasibility study included modifications to the processing plant and infrastructure locations and therefore a Modified Environmental Impact Study will also be required. Work on the modifications to the Environmental Impact Study are well advanced and the Company expects it to be completed and submitted shortly following the completion of the feasibility study. Assessment of the Gramalote Project remains ongoing and any construction decision is not expected until late 2026 or early 2027. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Exploration also remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies.

The Company's ongoing strategy is to continue to maximize responsible profitable production from its existing mines, maintain a strong financial position, realize the potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.
OUTSTANDING SHARE DATA
At August 7, 2025, 1,322,986,184 common shares were outstanding. In addition, there were approximately 46 million stock options outstanding with exercise prices ranging between Cdn.$3.37 to Cdn.$8.53 per share, approximately 5 million RSUs outstanding and approximately 7 million PSUs outstanding.
CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION
Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see our most recent Annual Information Form for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2025; projected gold production, cash operating costs and all-in sustaining costs (on a consolidated and mine by mine basis in 2025 for the Fekola Complex, the Otjikoto Mine, the Masbate Gold Project and the Goose Mine; total consolidated gold production of between 970,000 and 1,075,000 ounces in 2025, with cash operating costs of between $740 and $800 per gold ounce (and with the inclusion of the post-commercial production estimates for the Goose Mine, consolidated cash operating cost guidance is now forecast to be between $795 and $855 per ounce produced) and all-in sustaining cost guidance of between $1,460 and $1,520 per gold ounce (and with the inclusion of the post-commercial production estimates for the Goose Mine, consolidated all-in sustaining cost guidance is forecast to be between $1,490 and $1,550 per ounce sold); continued prioritization of developing the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Mine producing between 120,000 and 150,000 ounces in 2025 and approximately 300,000 ounces of gold per year for the first full six years of production; the potential ramp-up to commercial production by the end of the third quarter of 2025; the commencement of high-grade stope ore production at Umwelt underground development in the third quarter of 2025; Fekola underground contributing between 25,000 to 35,000 ounces of gold production in 2025, ramping up significantly in 2026 and subsequent years; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence prior to the end of the third quarter of 2025; Fekola Regional contributing approximately 180,000 ounces of additional annual gold production in its first four full years of production from 2026 through 2029, with a mine life expected to extend well into the 2030’s; the potential for the Antelope deposit to be developed as an underground operation and contribute up to 65,000 per year during the low-grade stockpile processing in 2029 through 2032 and the Otjikoto Mine producing an average of approximately 110,000 ounces per year during that period;; the potential to develop the Gramalote Project as an open pit gold mine; the ability to deliver 22,064 ounces per month for the 12-month period from July 2025 to June 2026 to satisfy delivery of the total Gold Prepay obligation of 264,768 ounces in full; planned 2025 exploration budgets for Canada, Mali, Namibia, the Philippines and Kazakhstan and other grassroots projects; and the potential payment of future dividends, including the timing and amount of any such dividends, and the expectation that quarterly dividends will be maintained at the same level. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would",

"may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of mineral reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedarplus.ca and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

The projected range of all-in sustaining costs includes sustaining capital expenditures, corporate administrative expense, mine-site exploration and evaluation costs and reclamation cost accretion, and exclude the effects of expansionary capital and non-sustaining expenditures. Projected GAAP total production cash costs for the full year would require inclusion of the projected impact of future included and excluded items, including items that are not currently determinable, but may be significant, such as sustaining capital expenditures, reclamation cost accretion. Due to the uncertainty of the likelihood, amount and timing of any such items, B2Gold does not have information available to provide a quantitative reconciliation of projected all-in sustaining costs to a total production cash costs projection. B2Gold believes that this measure represents the total costs of producing gold from current operations, and provides B2Gold and other stakeholders of the Company with additional information of B2Gold’s operational performance and ability to generate cash flows. All-in sustaining costs, as a key performance measure, allows B2Gold to assess its ability to support capital expenditures and to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the MJDS, B2Gold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this MD&A may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of B2Gold’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.

QUALIFIED PERSONS

William Lytle, Senior Vice President and Chief Operating Officer, a qualified person under National Instrument 43-101, has reviewed and approved the disclosure of all scientific and technical information related to operational matters contained in this MD&A. Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A.